Dejour’s Kokopelli Project Drilling Update

VANCOUVER, British Columbia September 10, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Kokopelli Project (“Kokopelli”).

The ’conductor’ rig has completed the setting of 20” casing for eight new production wells and one water disposal well on Pads 21A and 21B at Kokopelli.

The Frontier-28 rig is currently moving to Kokopelli from Wyoming and is expected to rig up for the drilling of the water disposal well early next week on pad 21A.The estimated time to drill and case the 8900’ well to the Cozzette near the base of the Williams Fork is 10 days.

Following the casing of the water disposal well the rig will move to Pad 21B where it will begin to drill the first of eight production wells: seven Williams Fork and one Mancos well. The project is currently on schedule.

As previously reported Dejour maintains a 25% working interest in the Kokopelli Project and is carried for 25% of the first US$16 million in expenditures. Additional development information will be provided as available.

The Company has $2mm+ cash on hand and credit facilities sufficient to fund the balance of its entire 2014 Capex program.

"The successful development of a predictable, long-term revenue stream from multiple zones at Kokopelli would represent a significant milestone for Dejour. Beyond the potential impact to our PDP reserve value and corporate cash flow, this 2014 campaign sets the foundation for building both an efficient and substantial liquids-rich natural gas producing operation. But this remains only the early stage of the Kokopelli plan as we look to further expand production on the southern lease in 2015 and include operations to prepare the northern lease for 2016 drilling. With improved project economics and a de-risked engineering profile, we anticipate that the Kokopelli Project can become a highly attractive Piceance producer," states Robert Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050	or	Craig Allison, 914-882-0960
Chairman & CEO		Investor Relations- New York

investor@dejour.com		callison@dejour.com